LG Electronics

82-3857

4Q 2005 Results Report

(Billions of KRW)

	2005 4Q	2005 3Q	2004 4Q
Sales	6,182	6,018	6,521
Gross Profit	1,611	1,608	1,456
Operating Income	211	280	95
Ordinary Income	321	128	14
Net Income	312	157	163

- *These 4th quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website*
- *Website : http://www.lge.com/ir/MainPage.do?action=init&group_code=irmain&target=irmain*